UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )



                          HAND BRAND DISTRIBUTION, INC.
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                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)



                                   Not Applicable
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                                 (CUSIP Number)



                               Oliverio Lew, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 April 21, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

CUSIP No._______                   SCHEDULE 13D               Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Fidra Holdings Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Bahamas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    960,000 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 shares
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    960,000 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     960,000 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     32.12%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         The class of equity securities to which this Statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Hand Brand Distribution, Inc., (the "Company"). The principal executive offices of the Company are located at 9845 N.E. 2nd Avenue, Miami Shores, Florida 33138.

Item 2.  Identity and Background

         (a)-(c) This Schedule 13D is filed by Fidra Holdings Ltd., a corporation organized under the laws of the Bahamas (the "Reporting Person"), having its principal offices at Cable Beach Court, One West Bay Street, Nassau, Bahamas.

         (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired 300,000 shares of Common Stock on June 20, 2002 in consideration of the payment of $300,000 (thereafter the Company effected a 2 for 1 split resulting in 600,000 shares of Common Stock).(1)

Item 4.  Purpose of Transaction

         The Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) The Reporting Person beneficially owns 960,000 shares of Common Stock, which represent 32.12% of the outstanding Common Stock. The Reporting Persons has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the shares of Common Stock it owns.

----------------

(1) The Company initially took the position that the issuance of these shares was not valid. However, on April 21, 2003, the Company communicated then the Reporting Person that it had reversed its position and that the 600,000 shares of Common Stock reported by the Reporting Person as beneficially owned by it are validly issued and outstanding.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to Be Filed as Exhibits

         None

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   April 28, 2003


                                           /s/ Iain Brown Jr.
                                           ------------------------------------
                                           Iain Brown Jr.







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